UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR – ANNUAL REPORT
UNDER THE SECURITIES ACT OF 1933
FOR THE FISCAL YEAR ENDED JUNE 30, 2023

Name of issuer: **Above: Space Development Corporation**

Central Index Key (CIK number): **0001841998**

Standard Industrial Classification code (SIC code): **4789 – Transportation Services, NEC**

Legal status of issuer:

Form: **Corporation**

Jurisdiction of incorporation: **Delaware**

Date of organization: **June 16, 2022**

Fiscal year end: **June 30**

Physical address of issuer: **4100 Market Street SW, Suite 100, Huntsville, AL 35808**

Website of issuer: **abovespace.com**   Telephone number: **909-500-1323**

Current number of full-time employees: **6**

Financial Highlights ($)	The Company	The Company & Predecessor	The Predecessor
	Most recent fiscal year ended Jun 30, 2023	Prior six months ended Jun 30, 2022	Prior fiscal year ended Dec 31, 2021
Total assets	842,091	581,307	360,106
Cash & cash equivalents	685,462	521,642	315,432
Accounts receivable	-	-	-
Short-term debt	-	-	-
Long-term debt	-	-	-
Revenues	1,086,747	2,133	-
Cost of goods sold	-	-	-
Taxes paid	tbd	tbd	1,705
Net loss	(154,954)	(610,400)	(1,368,394)

The date of this Annual Report on Form C-AR is October 24, 2023

ANNUAL REPORT ON FORM C-AR
For the Fiscal Year Ended June 30, 2023

ABOVE: SPACE DEVELOPMENT CORPORATION



About This Form C-AR

This Annual Report on Form C-AR, including the cover page and all exhibits attached hereto, (the "Annual Report" or the "Form C-AR") is being furnished by ***Above: Space Development Corporation***, a Delaware corporation (the "Company", "ABOVE", "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at abovespace.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C-AR is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:
1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,
2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,
3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,
4) The repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or
5) The liquidation or dissolution of the Company.

Forward Looking Statements

This Form C-AR and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Annual Report, or any documents incorporated by reference, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Additional Information

For inquiries related to the Company's Regulation CF securities activity, please contact Tim Alatorre at tim@abovespace.com.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The date of this Annual Report on Form C-AR is October 24, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more the more detailed information that appears elsewhere in this Annual Report and the Exhibits hereto.

Above: Space Development Corporation (the "Company", “ABOVE”, "we", "us", or "our"), and its single subsidiary, Above: Orbital Inc. (“Orbital”), were incorporated on Jun 16, 2022 under the laws of Delaware. Its predecessor, Orbital Assembly Corporation (“Assembly” or the “Predecessor”) was formed on Aug 21, 2019 in California. On Sep 9, 2022, Assembly was merged with Orbital.

ABOVE designs and intends to develop, manufacture, and operate large structures in space, including commercial, gravity-capable space stations, solar power platforms, and propellant depots located initially in Earth orbit and cislunar space, and ultimately throughout the solar system, enabling humanity to work, play, and thrive in space.

To design these structures, ABOVE leverages existing commercial-off-the-shelf (COTS) space flight products and its own proprietary technology. Additionally, the Company provides construction support services and tools to other private space companies and government space agencies.


U.S. AIR FORCE
EOCCW
AFRL
SHIPSHAPE
ROGUE
LEOcloud
LifeShip
CISLUNAR INDUSTRIES
Ascent SOLAR
NASA
Inflatable Flight Article | Software Tested at NASA | Archimedes test article | IOTA Thruster Quad | Customer Commitments | SAA Signed in 2023

Since 2019, ABOVE has achieved validation of its intellectual property and technologies. Milestones to date include:

- Tested and validated pressure vessels;
- On-orbit, rapidly deployable free flyer space platform designs;
- Design of energy platforms for power beaming and communications;
- Unique software applications for structure deployment and spacecraft operations;
- Gas thruster development;
- Customer commitments for upcoming space missions; and
- Umbrella Space Act Agreement (SAA) between ABOVE and NASA’s Marshall Space Flight Center.

Today, commercial access to on-orbit facilities is bottlenecked by the International Space Station (ISS), since Tiangong, China’s space station, does not support most mission models. The waiting list is currently up to three years. Access is also very expensive, space for commercial purposes is quite limited, the cadence is slow, and automated systems are lacking. For example, to get a payload aboard the ISS, the regulatory costs alone amount to about $100,000 per kilogram (a liter of water weighs about 1 kg). It is not only cargo, but also passengers that are expensive - an eight day visit to the ISS by a single private space traveler will cost over $58 million.

These shortcomings all indicate demand for versatile and rapidly accessible platforms from a large and growing population of commercial, government, and institutional customers; clearly, there is not enough “space in Space”. Our economic model is focused on providing multiple on-demand, commercially available, leasable spaces, scaling seamlessly to habitable stations with gravity. The entire landscape of access to space is undergoing a

dramatic revolution; our strategy exploits this phenomenon to the fullest and sets us apart from our competition. The reduction of costs for launch, and of our rapidly deliverable platforms, make possible a profit-driven enterprise.

While the legacy space industry is well behind in addressing the commercial challenges of the aging ISS, ABOVE now has a solution – Prometheus - that might be deployed as early as late summer 2024, or about nine months from now. Our closest competitor is not launching until 2027. And ABOVE's product development continues from there:

ABOVE Product Roadmap, Oct 2023		
		
Prometheus (Automated Platform)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)
• On-orbit - ~9 mo (planned 2024) • Cargo specs - 90 CVU[1], total of 2 m³; power of up to 50 kW • Development costs of ~$4m • At scale production cost of ~$2m/unit • Revenue potential of ~$100m/yr within 2 yrs	• On-orbit - ~32 mos (early 2026) • Cargo specs - 20,000 CVU, total of 400 m³; power of up to 150 kW • 48 hr end-to-end payload delivery and down massing capability • Development costs of ~$300m • Retail of less than $21k/CVU • Revenue potential of $2.2b within 2 yrs	• On-orbit - TBD (~2028) • Expandable from SIB • Cargo specs - tbd • Ship specs - tbd
• Multiple customer LOIs for 2024 mission	• Customer LOI for mid-2024 feasibility study	• NASA SAA to support development

The ISS was, and competitive planned space stations are expected to be, produced on a one-off basis. In contrast, our first platforms will set in motion economies of scale allowing for the delivery of multiple units per year, not one per 10 years as under the current model, allowing commercial use on a continuous basis, and for enormous cost savings.

Company	Platform	1st On-orbit	CVU	Financial backers
USA, et al	ISS	20 Nov 1998	53	United States (NASA), Russia (Roscosmos), Japan (JAXA), Europe (ESA), and Canada (CSA)
China	Tiangong	29 Apr 2021	NA	People's Republic of China (China Manned Space Agency)
Varda Space Industries (1)	satellite	Jun 2023	10	Khosla Ventures, Founders Fund, General Catalyst, Caffeinated Capital, LUX, AlsoCapital
ABOVE	*Prometheus*	*Aug 2024*	*90*	*various*
Vast	Haven-1	2025	40	unknown
ABOVE	*SIB*	*Spring 2026*	*20,000*	*various*
Blue Origin	Orbital Reef	2027	100	Ares ERIF Group, US Space Force, NASA
Axiom Space	AxStation	2028	100	Boryung Pharmaceutical, Drake Management, Meadow Ventures, IBX, SpaceFund, Prime Movers Lab, Gaingels, MyAsiaVC, Flucas Ventures, Devansh Shah, Alumni Ventures Group, UP Partners, Invariantes Fund, Inertia Ventures

---

[1] A CVU or *commercial volume unit* is equal to 1 liter, 0.001 m³ (cubic meters), or ~0.04 ft³ (cubic feet).

Company	Platform	1st On-orbit	CVU	Financial backers
Nanoracks	Starlab	2028	300	Abu Dhabi Investment, Space Capital
Airbus	LOOP	TBD	1,200	Publicly traded. In Sep 2023, it was announced that the LOOP project is being merged with the Voyager Space Holdings / Nanoracks program, replacing the Starlab concept.
Northrop Grumman	Cygnus Plus	TBD	40	State Street, Vanguard, Capital Group, BlackRock. Project canceled in Sep 2023.
Redwire	Archinaut	TBD	20	AE Industrial Partners

1 Varda launched its first 300 kg (660 lb) satellite on a Falcon 9 rocket in Jun 2023 to demonstrate the ability to produce pharmaceuticals in microgravity. Returning the capsule to Earth was planned for mid-Jul 2023, but the company launched the vehicle without a reentry license and an application was denied on Sep 6, 2023 due to a failure to demonstrate compliance with FAA regulatory requirements.

Sources: trade press, Wikipedia.com, accessed Oct 4, 2023.

Through Sep 30, 2023, to fund its operations, the Company and its predecessor, have raised over $3,180,000 in capital, principally through the sale of common stock pursuant to the exemption from registration provided by Regulation CF. In connection with the merger of Assembly and Orbital, all outstanding equity interests of Assembly were exchanged for equity interests in ABOVE. Consequently, as of Sep 30, 2023, the Company had 81,866,446 common shares issued and outstanding. Based on the price of $2.25 per share achieved in its last financing round which closed on Jul 19, 2023 and not adjusting for illiquidity or marketability, the market capitalization of ABOVE would be approximately $184.2 million.

The Company expects to continue to raise funds to secure anchor customers, continue design and engineering activities, build orbital hardware, and hire additional talent.

ABOVE is led by a core team of four:
• Rhonda Stevenson, Chief Executive Officer and President;
• Tim Alatorre, Architect, NCARB, Co-Founder, Chairman of the Board, Chief Operating Officer, and Chief Financial Officer;
• Thomas Spilker, PhD, Co-Founder, Vice Chairman and Chief Technology Officer; and
• Rob Miyake, Co-Founder, Director, and Senior Thermal Engineer.

The Company has six full-time employees and is headquartered at 4100 Market Street SW, Suite 100, Huntsville, Alabama 35808. Its telephone number is 909-500-1323, its general email address is info@above.space, its website is abovespace.com., and its news page is news.abovespace.com (note that information available on or through the Company's website is not a part of this Form C-AR).

Recent Third Party News Reports

ABOVE	Above Space Signs Umbrella Space Act Agreement With NASA Los Angeles CA (SPX) Jul 14, 2023 - Above Space Development Corporation, a key player in the space technology sector, has recently inked an Umbrella Space Act Agreement (SAA) with NASA, a development set to have significant implication… Space Daily – Jul 15, 2023 (2.5 months from Sep 30,2023)
	World's First Ever Space Hotel With Artificial Gravity, Expected To Be Ready By 2025 Orbital Assembly intends to launch the first Hilton space hotel floating above the planet. The company has grand ideas for opulent accommodations and zero-gravity activities. The Hotel aboard Voyager Station will have numerous amenities… Startup Pakistan - May 9, 2023 (4.7 months from Sep 30,2023)
	US Space Force Orbital Prime Awards Contract To Orbital Assembly Huntsville AL (SPX) Mar 17, 2023 - Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force to develop rapidly deployable on-orbit structural technologies to support many types of electronic equipment… Space War – Mar 21 2023 (6.3 months from Sep 30,2023)

	**USSF Awards Million Dollar Contract To Orbital Assembly** Orbital Assembly has been awarded a $1.7 million contract from the United States Space Force (USSF) to develop rapidly deployable, on-orbit, structural technologies to support many types of electronic equipment. SatNews – Mar 20, 2023 (6.4 months from Sep 30,2023)
	**Orbital Assembly Receives $1.7 Million Contract From U.S. Space Force** The SBIR award will fund Orbital Assembly's development of a lightweight space structure. Business Alabama – Mar 16, 2023 (6.5 months from Sep 30,2023)
	**Orbital Assembly Announces Hosted Payload Services With Variable Gravity On Pioneer Space Station** Huntsville AL (SPX) Dec 12, 2022 - Orbital Assembly (OA) is announcing a new program and mission design as well as planning services for station-class hosted payloads on the company's micro and artificial gravity space stations... Space Daily – Dec 12, 2022 (9.6 months from Sep 30,2023)
	Orbital Assembly Will Host Space Payloads Huntsville-based Orbital Assembly says that it will offer space program and mission support services for payloads on the company's micro and artificial gravity space stations Business Alabama – Dec 9, 2022 (9.7 months from Sep 30,2023)
	Orbital Assembly Announces New Equity Offering To Advance Hybrid-Gravity Space Station Development Huntsville AL (SPX) Dec 08, 2022 - Orbital Assembly (OA), a leader in the race to make Hybrid-Gravity™ space accessible for leisure, commercial and industrial activities has announced a crowdfunding equity offering (Regulation CF). Space Daily – Dec 8, 2022 (9.7 months from Sep 30,2023)
Source: PitchBook, Above Space Company Profile/News (subscription required), accessed Sep 30, 2023	

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE THE MOST SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS ANNUAL REPORT.

IN ADDITION, CERTAIN STATEMENTS IN THIS ANNUAL REPORT INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. YOU SHOULD, HOWEVER, CONSULT ANY SUBSEQUENT DISCLOSURES WE MAKE IN OUR FILINGS WITH THE SEC.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS REPORT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

Risks Related to the Company's Business & Financial Condition

We have incurred losses since our inception and recent positive revenue may not continue.

From the inception of our Predecessor on Aug 21, 2019 to Jun 30, 2023, we have accumulated losses of $2,285,000. While the Company earned its first revenue in fiscal 2023 and is starting to move towards recovery of past losses, we are unable to predict the extent of any future losses or when we will become profitable, if at all. If we are unable to achieve and then maintain profitability, the market value of our common stock will likely experience significant decline.

We are an early stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

Our Predecessor was organized on Aug 21, 2019, and the Company was incorporated on Jun 16, 2022 and, as such, we have limited operating history which may make it difficult to evaluate our current business and prospects. We may encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing customer implementations and developing new solutions. Our current operating model may require changes in order for us to achieve profitability and scale our operations efficiently. For example, we may need to enhance our products and product delivery to allow us to efficiently and cost-effectively develop and implement new programs, make our products easy to implement, ensure our marketing strategy is designed to drive highly qualified leads cost-effectively and implement changes in our sales model to improve the predictability of our sales and reduce our sales cycle. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must consider these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:
- Raise adequate financing
- Respond effectively to competition, and
- Attract and retain qualified employees

There can be no assurance that we will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow or be successful in implementing its business plan.

Our business plan and maintaining and expanding operations will require us to seek additional capital.

We will require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.

If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:
- maintain or increase our product and service offerings;
- develop or introduce product enhancements;
- continue to expand our development, sales and marketing, and general and administrative organizations;
- acquire complementary technologies or businesses;
- expand our operations;
- hire and retain management, administrative staff, or other employees; or

- respond to competitive pressures or unanticipated working capital requirements.

Our cash and cash equivalents may not be sufficient to fund our operating expenses, capital equipment requirements, and other expected liquidity requirements.

Our future capital requirements will depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the need to acquire licenses to new technology, costs associated with increasing our manufacturing and development facilities, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expense, the status of competitive products, and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken because of the ongoing internal evaluation of our business could result in expenditures that are not currently contemplated. Factors that could affect our capital requirements, in addition to those listed include continued collections of accounts receivable consistent with our historical experience and our ability to manage product development efforts.

We have experienced losses, may not generate meaningful revenues or achieve profitability and may be unable to continue as a "going concern"; our inability to generate revenues and profits will adversely affect our business and the value of your investment.

For the 46 month period from the inception of our Predecessor to Jun 30, 2023, we have generated cumulative revenue of $1,083,000 and cumulative net losses of $2,285,000. As of Jun 30, 2023, we had current assets of $880,000 and current liabilities of $129,000, resulting in working capital of $751,000. Our operating results for future periods will include significant expenses, including increased sales and marketing costs and general and administrative expenses, for which we may not generate sufficient revenues or have enough available capital. The continuation of the Company as a going concern is contingent upon our ability to successfully continue to develop and market our products, generate additional revenues, and secure additional financing. There is no assurance that the Company will obtain necessary capital as, when, and to the extent needed.

To date we have generated sales with a small number of customers. Our failure to generate significant revenues and ultimately profits may force us to curtail our plans, suspend our operations and possibly even liquidate our assets and wind up and dissolve our Company. We may be unsuccessful in generating revenues or profits, in which case you will likely lose your investment.

Numerous companies compete with us. Our future performance will depend in large part upon our ability to provide products that are priced more attractively, and superior in quality to those provided by our competitors. However, many of our competitors are better positioned to take advantage of the current demand for products similar to ours. In addition, competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If we are not competitive in our ongoing product development and marketing efforts, we may be unsuccessful as a company. We cannot guarantee that competitors will not introduce comparable or superior products, which are priced more favorably than ours, or that we will operate profitably in the future.

Most of our actual and potential competitors have greater name recognition, financial, technical, and marketing resources, and more extensive customer bases and industry relationships than we do, all of which could be leveraged to gain market share to our detriment. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. We may be unable to compete successfully against current and future competitors. In order to respond to changes in the competitive environment, we may, from time to time, make pricing or marketing decisions that could harm our business. For example, we may implement promotional campaigns, or reduce our pricing to remain competitive.

Competition in our industry could intensify, which could adversely affect our revenue, profitability, and market share.

The market for our products and services is highly competitive. We compete with several companies, many of which are better capitalized than we are, and their offerings may be substantially less expensive than the cost of our products and services.

Additionally, there are few barriers to entry in our industry. Some of our offerings are based on non-proprietary concepts and methods that may not be afforded significant protection under intellectual property laws. We anticipate new entrants into our industry providing products and services comparable to ours at reduced rates. Further, established companies with high brand recognition and extensive experience may develop products and services that are competitive with ours. Such increased competition could adversely affect our market share and potential growth and hinder our ability to maintain pricing, which could adversely affect our revenue and profitability.

We are highly dependent upon certain key personnel.

Our success depends upon the continued service of our founders and executives, including Timothy Alatorre, Thomas Spilker, and Rhonda Stevenson. Each of these people could terminate their relationship with us at any time while maintaining their entire ownership stake. The loss of any of these people might significantly delay or prevent the achievement of our business objectives and could materially harm our business, financial condition, and results of operations. We have no key man life insurance on any of these people to mitigate the financial impact of their potential loss.

No assurances may be given that we will be able to successfully execute our current business plan or develop any other new products or services.

Our business strategy outlines the use of the decades of experience our personnel have accumulated to expand the services and products we offer. These services and products are in the development stage and involve new and untested technologies and business models, which may not be successful and could result in the loss of any investment we make in developing them.

Product development involves a high degree of risk and uncertainty, and there can be no assurance that our potential products and services will be successfully developed, achieve their intended benefits, receive full market authorization, or be commercially successful.

We cannot be certain that additional financing will be available on reasonable terms when needed, or at all, which could seriously harm our business.

We have incurred significant net losses and negative cash flow from operations in prior periods. As a result, we need additional financing. Our ability to obtain additional financing when required will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. Therefore, we cannot assure investors that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked securities, or debt, those instruments may have rights, preferences, or privileges senior to the rights of our Common Stock, and our existing stockholders may experience dilution.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

As we introduce any new and potentially promising product or service or improve existing products or services with new features or components, companies possessing competing technologies, or other companies owning patents or other intellectual property rights, may be motivated to assert infringement claims to generate royalty revenues, delay or diminish potential sales, and challenge our right to market such products or services. Even if successful in defending against such claims, patent and other intellectual property related litigation is costly and time consuming. In addition, we may find it necessary to initiate litigation in order to protect our patent or other intellectual property rights, and even if the claims are well-founded and ultimately successful, such litigation is typically costly and time-consuming and may expose us to counterclaims, including claims for intellectual property infringement, antitrust, or other such claims.

Third parties could also obtain patents or other intellectual property rights that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions or could require us to seek licenses from third parties, and if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, importing, distributing, selling, or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors with access to the same technologies. Under any of these circumstances, we may incur significant expenses.

Our ongoing success is dependent upon the continued availability of employees.

We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our growth plans. The market for skilled employees is highly competitive, especially for employees in technical fields. While our compensation programs are intended to attract and retain the employees required for us to be successful, ultimately, we may not be able to retain the services of all of our key employees or a sufficient number to execute on our plans. In addition, we may not be able to continue to attract new employees as required.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. We maintain insurance for certain risks, and we believe our insurance coverage is consistent with general practices within our industry. However, the amount of our insurance coverage may not cover all claims or liabilities and we may be forced to bear substantial costs.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters.

Our facilities could be susceptible to damage caused by hurricanes or other natural disasters. Although we insure our properties and maintain business interruption insurance, there can be no guarantee that the coverage would be sufficient, or a claim will be fulfilled. A natural disaster could result in a temporary or permanent closure of our business operations, thus impacting our future financial performance.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not meet our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

The market for our products is highly competitive.

We face competition with respect to our current products and any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing, thus they may be better equipped than us to develop and commercialize similar products. These competitors also compete with us in recruiting and retaining qualified personnel. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues.

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies.

The manufacturing, marketing, and distribution of our products is subject to extensive federal, state, and local governmental regulation. The need to comply with new, evolving, or revised tax, environmental, safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks", and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us, including degradation of service, service disruption, excessive call volume, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Risks Related to Our Securities

We can provide no assurance as to our future financial performance or the investment result of a purchase of our securities.

Any projected results of operations involve significant risks and uncertainties, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of the Company and the return on our securities depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our securities.

Because we have broad discretion and flexibility as to the use of the net proceeds from our securities offerings, you may disagree with the ways we use such.

We intend to use the net proceeds from our securities sales for continuing development, operating expenses, and working capital, but have not allocated specific amounts to any of the foregoing purposes. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

If we experience rapid growth and are not able to manage it successfully, this could adversely affect our business, financial condition, and results of operations.

Rapid growth will place a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Because there are no existing markets for our securities, the valuations at which we complete sales may not be indicative of the market value of our securities, which may decrease significantly.

There are currently no public markets for our securities, and active trading markets may not develop or be sustained in the foreseeable future. The valuations under which offerings are made may not be indicative of the market price for our securities after the financing. If our shares become publicly traded, we cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market, and the lack of an active market might reduce the value of your holdings and impair your ability to sell your interests at the time or at a price at which you wish to sell them.

Our past securities offerings were not reviewed by securities agencies.

The offer and sale of our securities was not approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body passed upon or endorsed the accuracy, adequacy, or completeness of our disclosure. Accordingly, prospective investors must rely on their own examination of such documents, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of our securities.

The Notes and the securities to be issued upon their conversion (units of membership interest in the Company) are "restricted securities" under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration. In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's membership interests. Consequently, each investor's ability to control the timing of the liquidation of their investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period.

There is no market, and there may never be a market for any of the Company's securities.

There is no public trading market whatsoever for our securities, including our Common Stock. The shares are not quoted in the over-the-counter markets or listed on any stock exchange. Therefore, outstanding shares cannot be offered, sold, pledged, or otherwise transferred except in privately arranged transactions and then only if the transaction complies with certain terms and conditions. The Company provides no assurance that active trading markets will develop in the future and if you purchase our securities, you may not be able to resell them.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale will provide liquidity for security holders. Furthermore, the Company may be unable to register securities for resale for legal, commercial, regulatory, market-related, or other reasons, and therefore, you could be unable to sell our securities.

Risks Related to Governance & Ownership of the Company

The Company's managers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its managers, and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions, or in connection with strategic transactions.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices, and in a manner, we determine from time to time. If we sell preferred stock, common stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of Sep 30, 2023, our directors and officers beneficially own and can vote in the aggregate 46.4% of our outstanding common stock. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS ANNUAL REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Overview

Above: Space Development Corporation (the "Company", "ABOVE", "we", "us", or "our"), was incorporated on Jun 16, 2022 under the laws of Delaware and designs, develops, manufactures, and operates large structures in space, including gravity-capable space stations, space-based solar power platforms, and propellant depots located initially in Earth orbit and cislunar space, and ultimately throughout the solar system, enabling humanity to work, play, and thrive in space. Additionally, the Company provides construction support services and tools to other private space companies and government agencies. To these ends, ABOVE leverages existing commercial-off-the-shelf space flight products and its own proprietary technology.

The Company's predecessor, Orbital Assembly Corporation ("Assembly" or the "Predecessor"), was formed on Aug 21, 2019. The Company has a single wholly-owned subsidiary, Above: Orbital Inc. ("Orbital"). On Sep 9, 2022, Assembly was merged with Orbital and all outstanding equity interests of Assembly were exchanged for equity interests in the Company at a ratio of 5:1.

Today, affordable commercial access to on-orbit facilities is bottlenecked by the International Space Station (ISS) since it its primarily a government-run, scientific research platform. The waiting list for the very limited availability of commercial space on the ISS for manufacturing, prototyping, research and development, data storage, and communication systems is currently up to three years, and there are only about 53 CVUs available. Each CVU is controlled by integration partners, each of which may charge a different amount. A recent baseline estimate using NASA's official price list, but excluding partner integration fees, puts the cost at ~$150,000 per CVU, assuming 30 minutes of crew time. China's space station, the Tiangong, might be a possible solution to meet the escalating demand for space in Space, but it does not support most mission models.

These long wait times, the limited area for on-station activities, low cadence options, and lack of automated systems all indicate demand for a versatile and rapidly accessible space platform from a large and growing population of customers; clearly - there is not enough space in Space. On-orbit commercial enterprises are projected by Bank of America to host a total addressable market (TAM) of over $1.4 trillion by 2030 per an October 2020 story on CNBC. But to realize this potential, there is a need for rapidly deployable, large volume, platforms on-orbit and beyond, which ABOVE intends to offer.

Specifically, we plan to have three or more platforms operational by 2028 with over 400 times the capacity of the ISS's commercial area, at a construction cost per cubic meter (m³) of only 0.5% of that of the ISS.

We expect our customer base to include the Department of Defense, civil space authorities, and commercial enterprises.

The New Space Industry

According to PitchBook[2], ABOVE participates in the economy as follows:

Primary Industry	Verticals	Keywords
Aerospace and Defense	Industrials Manufacturing Space Technology	space construction orbiting space space station developer in-space manufacturing aerospace company space technology

Emerging Spaces	Appearances in PitchBook Analyst Market Map	
In-Space Manufacturing, 40 companies	Q3 2023 – Space Tech - Orbital 539 companies, Ali Javaheri	Q2 2021 – Space Tech - Orbital 253 companies, Ryan Vaswani

The executive summary of PitchBook's research report entitled *Vertical Snapshot: Space Tech Update*, dated Aug 28, 2023 by Ali Javaheri, Associate Analyst, Emerging Technology summarizes industry conditions as follows:

The New Space industry is driven by geopolitical competition, societal admiration, eccentric entrepreneurs, and possibly aliens (pending further congressional investigation). It is a domain truly subject to boundless speculation and dynamism from the likes of science fiction writers, futurists, politicians, and strivers. As such, we find it to be a sector worthy of continuous coverage. Accordingly, this report seeks to provide an update to our 2021 Vertical Snapshot on space tech.

We expect the space tech market size to grow at an 11% CAGR to $321 billion by 2025. Exploratory technology remains a distant dream, although some recent advances, such as in-situ resource utilization on Mars, suggest that the intermediate steps to make a truly space-faring civilization could present a near-term investment opportunity. For now, though, the primary opportunity for space tech remains in the terrestrial and orbital segments…

Since publishing our space tech report in July 2021, interest rates have risen from less than 1% to nearly 5.5%, and valuations of fast-growth companies have declined. Both of these changes have had profound implications for all sorts of public and private investment, including in the space industry. The decline in VC activity for space tech is relatively smaller than the decline in the broader venture capital ecosystem, but the rising cost of capital in an already capital-intensive industry means that cash management will be paramount. Investors will be more prudent about deploying capital to space tech companies, and thus we can expect many startups to either be acquired or fail entirely. That said, the presence of government support, particularly through a reforming acquisitions process, means that opportunities still exist for startups to acquire funding for their ventures.

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[2] PitchBook (subscription required) is a leading financial data company that provides transparency into the capital markets. The firm collects and analyzes data on the entire global venture capital, private equity, and M&A landscape, including public and private companies, investors, funds, investments, exits, and people. The company's data and analyses are available via subscription. Founded in 2007, PitchBook has offices in Seattle, San Francisco, Chicago, New York, London, Hong Kong, Singapore, Mumbai, Kolkata, and Ukraine and serves more than 100,000 professionals around the world. In 2016, Morningstar acquired PitchBook, which now operates as an independent subsidiary.

Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Overview	(as of 22 Dec 2022, unless noted otherwise)  Oblique forward view in Nov 2021  International Space Station program insignia	(as of 31 May 2023)  Rendering with the _Tianhe_ core module at center, a _Tianzhou_ automated cargo spacecraft on aft port, the _Wentian_ and _Mengtian_ laboratory cabin modules on starboard port to the left and portside port to the right, respectively, and two _Shenzhou spacecraft_ sharing multi-docking hub
Configuration	 Station elements as of December 2022 (exploded view)	 Station elements as of May 2023 (exploded view)
Launch	20 Nov 1998 (24.85 years ago as of 28 Sep 2023)	• _Tianhe_, 29 Apr 2021 (881 dys ago as of 27 Sep 2023) • _Wentian_, 24 Jul 2022 (430 dys ago, as of 27 Sep 2023) • _Mengtian_, 31 Oct 2022 (331 dys ago, as of 27 Sep 2023) • _Xuntian_ space telescope, scheduled for 2024
Launch pad	• Baikonur, Site 1/5, Site 200/39, Site 31/6 and Site 81/23 • Kennedy, LC-39 and CCSFS, SLC-40	• Wenchang Spacecraft Launch Site LC-1
Crew	• Fully crewed: 7 • Currently aboard: 7 (Crew-7, Soyuz MS-24) • Expedition: 70 • Commander: Andreas Mogensen, ESA	• Maximum: 6 • Currently aboard: 3 • Expedition: 5 (Shenzhou 16) • Commander: Jing Haipeng, PLAAC
Mass	450,000 kg (990,100 lb)	~100,000 kg (~220,500 lbs)

Comparison of Current Operational Space Stations		
Station	**International Space Station**	**Tiangong Space Station**
Dimensions	Overall: 109 m (358 ft) Truss: 94 m (310 ft) Solar array: 73 m (239 ft)	Cylindrical: ~55.6 m (182 ft) length, ~39.0 m (128 ft) diameter
Pressurized volume	Total: 1,005 m³ (35,491 cu ft)	Total: 340 m³ (12,000 cu ft) Habitable: 122 m³ (4,310 cu ft)
Altitude	Perigee: 413 km (256.6 mi) Apogee: 422 km (262.2 mi)	Perigee: 386.4 km (240.1 mi) Apogee: 391.8 km (243.5 mi)
Orbital inclination	51.64°	41.47°
Orbital speed	7.66 km/s; 27,576 km/h; 17,135 mph	7.67 km/s; 27,612 km/h; 17,157 mph
Orbital period	92.9 minutes	92.3 minutes
Days in orbit	24 yrs, 10 mos, 8 dys (as of 28 Sep 2023)	881 dys, 8 hrs, 3 min (as of 27 Sep 2023)
Days occupied	22 yrs, 10 mos, 26 dys (as of 28 Sep 2023)	750 dys, 17 hrs and 42 min (as of 27 Sep 2023)
Gravity	Effective 0 g due to free fall	Effective 0 g due to free fall
Costs	• Capital: ~$150b (2000 estimate) with a useful life of ~30 yrs (2000 to 2030) or ~$5b/yr • Operating: ~$2.0 to $4.0b/yr including operations & maintenance, research, and transportation	• Capital: ~60b CNY or ~$9.3b at 2021 avg CNY:USD exchange rate of 6.45:1.00) • Operating: unknown (China spent ~$8.9b on space in 2021)
Owners & operators	United States (NASA, 76.6% of costs), Russia (Roscosmos, tbd), Japan (JAXA, 12.8%), Europe (ESA, 8.3%), and Canada (CSA, 2.3%)	People's Republic of China (China Manned Space Agency)

Sources: Wikipedia, accessed Sep 28, 2023; NASA's Management of the ISS and Efforts to Commercialize Low Earth Orbit, Nov 30, 2021; ChinaPower, "What's Driving China's Race to Build a Space Station?", Dec 7, 2016, updated Apr 21, 2021, accessed Sep 29, 2023

Products & Services

ABOVE was formed to design, develop, manufacture, and operate large structures in space on a for-profit basis, including gravity-capable space stations, solar power platforms, and propellant depots. We anticipate that these facilities will be located initially in Earth orbit and cislunar space. We believe that we are about a decade ahead of our competitors with respect to designing, developing, and operating the first profitable space-based business park with gravity.

To design and develop these structures, we leverage existing commercial-off-the-shelf space flight products, our own proprietary technology, and the increasingly competitive and affordable market for launch services. In addition, we plan to provide construction support services and tools to other private space companies and government space agencies.

Humanity has successfully established occupancy in space, but we have not yet conquered it. After 70 years of advances, we continue to be hindered by the lack of consistently accessible platforms and by the physiological effects of long term habitation in a microgravity environment. NASA is not addressing the cost of access to space, leaving that to private enterprise, which has successfully stepped up to the challenge. Lift services evolved from the historical government providers to a new class of commercial suppliers, pivoting launch business models to reusable vehicles. Today's array of competitive launch services has significantly reduced cost to orbit further reductions anticipated.

The cost of launch to low earth orbit (LEO) on the Space Shuttle (1981 to 2011) averaged over $60,000/kg; in 2022, on the SpaceX Falcon 9, it costs $2,900/kg, a decrease of 95%.

Launch rates will continue to fall and are expected to be below $1,000/kg in 2024. SpaceX projects that its Starship Super Heavy, the largest and most powerful rocket ever flown, could reduce costs to below $100/kg. Obviously, this will make it much more cost-effective to manufacture on-orbit and provide a more frequent cadence for payload delivery and down massing or return to Earth, permitting much increased productivity and sustained occupancy of the orbital realm.

Comparison of Selected Launch Vehicles


Ariane 5
Starship
Space Shuttle
Ariane 6
Falcon 9
Energia
Falcon Heavy
Yenisei
Long March 9
SLS Block 1
N1
Saturn V
SLS Block 2 Cargo
Starship Super Heavy

Vehicle	**Ariane 5**	**Starship**	**Space Shuttle**	**Ariane 6**	**Falcon 9**	**Energia**	**Falcon Heavy**	**Yenisei**	**Long March 9**	**SLS Block 1**	**N1**	**Saturn V**	**SLS Block 2 Cargo**	**Starship Super Heavy**
Supplier	EU	SpaceX	USA	EU	SpaceX	USSR	SpaceX	Russia	China	USA	USSR	USA	USA	SpaceX
Height (m)	48.0	50.0	56.1	63.0	70.0	57.8	70.0	~80.0	93.0	98.1	105.0	110.6	111.3	120.0
Payload (t)														
LEO	20.0	?	27.5	21.7	22.8	100.0	63.8	103.0	140.0	95.0	95.0	140.0	130.0	150.0
GTO	10.6	?	10.9	11.5	8.3	38.0	26.7	--	56.0	55.0	28.1	57.8	55.0	--
TLI	8.9	?	9.2	9.7	7.0	32.0	22.3	--	50.0	42.0	23.5	48.6	46.0	--
MTO	--	?	--	--	4.0	--	16.8	--	44.0	--	--	--	--	--
Status	Retired	Under develop-ment	Retired	Under develop-ment	In use since 2010, 259 launches	Retired	In use since 2018, 7 launches	Develop-ment postponed	Under develop-ment	In use since 2022, 1 launch	Cancelled	Retired	In use since 2022, 1 launch	Under develop-ment, 1 launch
Cost/ launch	~$166m to 221m (2016)	tbd	$450m (2011)	~$83m to 127m (2016)	$67m (2022)	unknown	reuse - $97m; expend - $150m (2022)	unknown	unknown	$2b+ (2022)	unknown	$185m (1969-1971), $1.23b (2019)	$2b+ (2022)	tbd
Cost/kg to LEO	~$9,700 (2016)	na	~$16,400 (2011)	~$4,900 (2016)	~$2,900 (2022)	na	~$1,500 (2022)	na	na	~$21,000 (2022)	na	~$8,800 (2019)	~$15,400 (2022)	tbd

Source: Wikipedia, accessed Sep 29, 2023. M = meters; t – metric tonne or 1,000 kilograms, LEO = low earth orbit; GTO = geosynchronous transfer orbit; TLI = trans-lunar injection; and MTO = Mars transfer orbit

In 2021, space tourism took off in a big way. Pioneering adventurers are spending as much as $25 million for a 10 minute flight to the thin edge of space.

The
Cost of Space Flight

How much does it cost to launch a spacecraft into orbit? A lot less than it used to, thanks to innovation by SpaceX. Here's a look at the cost per kilogram for space launches across the globe since 1960.





Today, launching a spacecraft is 10x cheaper than it was a decade ago.

$ per kg (log scale): $51,200 · $25,600 · $12,800 · $6,400 · $3,200 · $1,600 · $800 · $400 · $200 · $100

Years: 1960 · 1970 · 1980 · 1990 · 2000 · 2010 · 2020 · 2030

Labels: ③ Space Shuttle · Delta Heavy ⑤ · ① Soyuz · ② Saturn V · ④ Long March 3b · ⑦ Falcon 1 · ⑥ Angara · ⑧ Falcon 9 · ⑨ Falcon Heavy · SpaceX · Starship (estimate) ⑩



① Soyuz · ② Saturn v · ③ Space Shuttle · ④ Long March 3b · ⑤ Delta Heavy · ⑥ Angara · ⑦ Falcon 1 · ⑧ Falcon 9 · ⑨ Falcon Heavy · ⑩ Starship · SPACEX

Prices have been adjusted for inflation.

Source: Center for Strategic and International Studies


VISUAL CAPITALIST

/visualcapitalist · @visualcap · visualcapitalist.com

Published Jan 27, 2022, research & writing by Bruno Venditti, art direction & design by Sam Parker

The price to take people for a stay at the ISS is also quite steep as shown by the table. But no agency or company in the established industry has plans to address the obvious bottleneck of demand for near-term, consistent access to space for both automated platforms and habitable hybrid structures that provide both artificial gravity for occupants and microgravity or reduced gravity for commercial activities.

The Cost of a Private Astronaut Mission to the ISS		
Item	**Avg cost per astronaut for 8 days**	**Paid to**
Round trip to ISS (2019 estimate)	$55,000,000	*SpaceX*
NASA planning & services	1,200,000	*NASA*
ISS crew time	1,300,000	NASA
Food	16,000	NASA
Crew gear	6,160	NASA
ISS supply & waste disposal	1,000,000	NASA
Mission management fees	tbd	*Axiom Space*
Total	>$58,522,160	
Source: Quartz, qz.com, Data: NASA, GAO, May 22, 2023		

Through partnerships with launch companies, ABOVE intends to provide new destinations in space that have the potential to accommodate a continuous and sustained stay with more comfortable conditions than a cramped capsule. Our hybrid gravity solution discreetly addresses some of the more stressful realities of human habitation in zero g.

ABOVE has a modular, iterative, scalable product strategy to put versatile scalable platforms on-orbit in months, with feed-forward architecture and reverse compatibility with current operating systems. Leveraging proven hardware mitigates risk and significantly reduces costs, expediting time to market. Immediate uses for our platforms align with the ISAM and OSAM[3] initiatives prioritized by the White House.

ABOVE Product Roadmap, Oct 2023		
Prometheus (Automated Platform)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)
• On-orbit - ~9 mo (planned 2024) • Phase 1 – pressurized volume • Phase 2 – automated product return • Cargo specs – 90 CVU; mass of up to 130 kg; power of up to 50 kW • Multiple customer LOIs for 2024 mission	• On-orbit - ~32 mos (early 2026) • Phase 1 - short term habitability • Phase 2 - long duration missions • Cargo specs - 20,000 CVU (total of 400 m³); power of up to 150 kW • Customer LOI for mid-2024 feasibility study	• On-orbit - TBD (~2028) • Phase 1 - short term habitability • Phase 2 - long duration missions • Expandable from SIB • Cargo specs - tbd • Ship specs - tbd • NASA SAA to support development

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[3] ISAM abbreviates *In*-space *S*ervicing, *A*ssembly, and *M*anufacturing and includes lunar operations while OSAM stands for *O*n-orbit *S*ervicing, *A*ssembly and *M*anufacturing, which excludes operations on the Moon.

ABOVE Product Roadmap, Oct 2023		
Prometheus (Automated Platform)	**SIB - Station in a Box** (Zero G Station)	**Pioneer** (Artificial Gravity Station)
		

Our space stations are intended to enable an on-orbit and cislunar economy featuring:
- servicing of on-orbit assets,
- manufacturing of consumables including thin film, fiber optics, biomaterials, pharmaceuticals, and military goods,
- communications hubs, and
- tourism destinations.

Our economic model is focused on providing multiple on-demand, commercially available, leasable spaces, scaling seamlessly to habitable stations with gravity. The entire landscape of access to space is undergoing a dramatic revolution; our strategy exploits this phenomenon to the fullest and sets us apart from our competition. The reduction of costs for launch, and of our rapidly deliverable platforms, make possible a profit-driven enterprise.

The ISS was, and competitive planned space stations are expected to be, produced on a one-off basis. In contrast, our first platforms will set in motion economies of scale allowing for the delivery of multiple units per year, not one per 10 years as under the current model, allowing commercial use on a continuous basis, and for enormous cost savings.

Despite the commercial promise of the microgravity environment to provide humanity with paradigm-shifting new products, to date no commercial entity has attempted significant production facilities in space. Why?

For one, the same microgravity that would enable these new products progressively and aggressively attacks the physical health and productivity of the facility's crew. Gravity has no effective substitute: 70 years of research and trials has not led to effective weightlessness countermeasures. Although previous and existing facilities in space provided enough workspace volume and time allocation for process research, those critical resources were in woefully inadequate supply for efficient, full-scale production facilities. Finally, the extremely high cost of transporting personnel and materials to orbit and back home has been, until now, a supreme disincentive. Launch costs made such operations uneconomic and made sufficiently large facilities prohibitively expensive due to the greater material to be launched.

Our approach is focused on technological applicability, refined hybrid gravity habitat designs, and securing multiple negotiated partnerships with space legacy COTS hardware providers. This combined with our dedication to scientific rigor and strategic approach to architecture, provides the infrastructure for a complete end-to-end system for in-space commercial enterprise in highly profitable and meaningful ways on a fleet of automated platforms and habitable space stations.

Our first step to open the access bottleneck is *Prometheus*, named after the mythic Greek figure who stole fire from the gods and brought technology and new civilization to humanity.

Prometheus checks the seven essential boxes required for commercial space applications and will serve as a welcome replacement for hundreds of frustrated potential ISS customers, specifically:
1. Pressurized volumes ....key requirement for ISS payload replacement
2. Rapid delivery .... months, not years
3. Rapid cadence .... multiple platforms per year
4. Ability to work in a constellation..yes
5. Low development cost .... less than $4 million
6. Low production cost..less than $2 million at scale
7. Profitable .... $100 million projected revenue in less than two years

Next comes Station in a Box ("SIB"). Management estimates that one SIB will be able to serve thousands of customers and potentially generate as much as $2.2 billion in revenue annually, assuming 40% occupancy, and pricing of less than $21,000 per month per 20 liter CVU. This price is expected to be about 75% less than competing technologies and with ten times more pressurized volume, rapidly scalable for on-orbit manufacturing and production. Development costs are estimated to be less than $500 million for a bespoke version. Together with launch partners, we expect to be able to provide end-to-end payload delivery and down massing capabilities in as little as 48 hours, creating the first commercial scale orbital supply chain.

The need for scaling to habitable platforms is critical. The space stations listed below have been announced by their host entity and are currently in planning, development, or production. Each has (mistakenly) used the ISS as a blueprint for expanding mankind's habitation in space. Launch dates are subject to change. Further, none have the capability to create gravity on-orbit or have the space and capacity for crew, storage, or manufacturing like those planned by ABOVE. Prometheus is the Company's first commercial platform which will validate the successful operation of an industrial free-flyer.

The next step for ABOVE after Prometheus is a habitable space station.

Planned & Competitive Space Stations					
Name	**Entity**	**Program**	**Crew size**	**Launch date**	**Remarks**
Axiom Station	Axiom Space	ISS program	TBD	2024	Eventually will detach from the ISS in the early 2030s and form a private, free flying space station for commercial tourism and science activities.
Haven-1	Vast	Private	4	2025	"Scheduled to be the world's first commercial space station, Haven-1 and subsequent human spaceflight missions will accelerate access to space exploration"

Planned & Competitive Space Stations					
Name	Entity	Program	Crew size	Launch date	Remarks
LIFE Habitat Pathfinder	Sierra Space	Private	TBD	2026	"Before offering LIFE for Orbital Reef, though, the company is proposing to launch a standalone "pathfinder" version of LIFE as soon as the end of 2026".
Russian Orbital Service Station (ROSS)	Roscosmos	Russia's next generation space station	TBD	2027	With Russia leaving the ISS program in 2024, Roscosmos announced this new space station in April 2021 as the replacement for that program.
Starlab Space Station	• Nanoracks • Voyager Space • Lockheed Martin • Airbus	Private	4	2027	"Commercial platform supporting a business designed to enable science, research, and manufacturing for customers around the world."
Orbital Reef Station	• Blue Origin • Sierra Space	Private	10	second half 2020s	"Commercial station in LEO for research, industrial, international, and commercial customers." Future uncertain; Sierra Space has left partnership
ISRO space station	ISRO	Indian Human Spaceflight Program	3	~2030	ISRO chairman K. Sivan announced in 2019 that India will not join the ISS, but will instead build a 20 ton space station of its own. It is intended to be built 5 to 7 years after the conclusion of the Gaganyaan program.
Lunar Orbital Station (LOS)	Roscosmos	--	TBD	after 2030	--
TBD	Northrop Grumman	Private	4 to 8	TBD	"to provide a base module for extended capabilities including science, tourism, industrial experimentation"

While not directly competitive with the Company's products and services, the Artemis program and the Lunar Gateway space station sponsored by NASA, ESA. CSA, and JAXA is indicative of much government-sponsored activity in space. Artemis is a robotic and human Moon exploration program, and the first manned mission is expected to launch in Nov 2024. The Lunar Gateway space station will be placed in lunar orbit and is intended to serve as a solar-powered communication hub, science laboratory, and short-term habitation module for government-agency astronauts, as well as a holding area for rovers and other robots. The intended launch date for the first modules is Nov 2025. Neither Artemis nor the Lunar Gateway will be available for commercial activities.

Competition

There are many market segments within the space industry. Specifically, the Company faces competition in the space infrastructure, space manufacturing, and space tourism segments. Most of its competitors have significantly greater technical, human, and financial resources. The following table provides select data for the Company and its top three competitors as determined by PitchBook's proprietary similarity score.

Company	Above Space	Nanoracks	Blue Origin	Axiom Space
HQ Location	Huntsville AL	Webster TX	Kirkland WA	Houston TX
Employees	6 as of 2023	82 as of 2021	11,000 as of 2023	745 as of 2023
Year founded	2019	2009	2000	2016
Description	Designs, manufactures, and operates large structures in space, including commercial gravity-capable space stations, solar power platforms, and propellant depots, enabling humanity to work, play, and thrive in space.	Plans operations of commercial space stations intended to create microgravity environments for various studies and projects. The company's facilities conduct various on-station research and small satellite launch through standardized plug-n-play research modules built on the CubeSat form factor, enabling the implementation of outer-space navigation services in a secure manner.	Developer of technologies designed to permit people to live and work in space to benefit Earth. Services include developing reusable launch vehicles utilizing rocket-powered vertical take-off and vertical landing (VTVL) technology, enabling people to expand and explore to find energy sources and materials, and move industries that stress Earth into space.	Plans operations of an international commercial space station to host government astronauts, tourists, private companies, and individuals for research, manufacturing, space exploration, system testing, and tourism. The company provides access to the ISS Station by conducting crewed missions for national and private astronauts as well as for clients in the research and manufacturing sector, enabling access to various space initiatives and foster further possibilities.
Primary industry	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense	Aerospace & Defense
Verticals	Industrials Manufacturing Space Technology	Industrials Space Technology TMT	Industrials Space Technology	Space Technology
PitchBook's Similarity Score	na	98.82%	97.64%	96.46%
Revenue Growth rate	na (FY 2021) na	$13.2m (FY 2018) 32.00%	$100.0m (FY 2021) 0.00%	na
Total raised	$2.74m	$5.50m	$500.00m	$606.00m
Post-money valuation	$171.04m as of Feb 21, 2023	na	na	$8.83b as of Aug 21, 2023
Last Financing Amount Transaction Closing	$0.41m Equity crowdfunding Jul 19, 2023	Undisclosed Sale of company May 10, 2021	$35.00m Grant Jul 31, 2023	$460.00m Later stage VC Aug 21, 2023

Supply Chain

ABOVE's supply chain relies on long-standing relationships with suppliers whose products have years of flight heritage and on-orbit and in-space experience. Where lead times and pricing are not compatible with rapid iteration and commercial operations, the Company engineers and develops hardware in-house. ABOVE has good working relationships with various trades and a growing in-house capability for manufacturing and assembly in our Huntsville facility.


STRATEGIC AFFILIATES
AFRL
Dream Big World
SHIPSHAPE
HSTAR SPACE TRANSPORT
SPACELINK
ULA
United Launch Alliance
AEROJET ROCKETDYNE
SIERRA SPACE
100 YEAR STARSHIP
canopus 310 LY
SPACEVIP
PARAGON SPACE DEVELOPMENT CORPORATION
ROGUE SPACE SYSTEMS CORPORATION
FUTURE DUDE ENTERTAINMENT
HOWE Industries
G SPACE
EY
iRoc SPACE RADIO
NASA
MORPHEUS SPACE
ILC DOVER
Kiteleon
CISLUNAR INDUSTRIES
Space Information Laboratories
ELECTRIC SKY
LifeShip
Over the Sun, LLC
COLORADO SCHOOL OF MINES
UCF
SAM at B2
UCI University of California, Irvine
bradford space
University of Colorado Denver
Hathaway Research International
ASU
LIVINGSTON SECURITIES LLC
ASU LightWorks ARIZONA STATE UNIVERSITY
VALIANT SPACE

Customer Base

We expect many of our customers will be early adopters seeking to claim first-mover, first-to-market advantages on the new commercial frontier of space. In general, we expect our customer base to include the Department of Defense, civil space authorities, and commercial enterprises. To date, we have received five letters of commitment for space on our Prometheus automated platform from commercial organizations and one for a feasibility study on the SIB with an intent to purchase dependent upon the results.

Employees

The Company currently has six full-time employees in the states of Alabama, California, Colorado, and Washington and nine part-time contractors in the above states, plus Connecticut, Maine, New York, and South Carolina.

Intellectual Property

ABOVE has developed proprietary technology with 40+ patents in the pipeline including:

- Large zero gravity truss building methods
- On-orbit assembly and connection devices
- Space platform geometry control methodologies

- Devices and methodologies to control rotating structures
- Cold gas thrusters
- Methods for circulation within large space stations
- Emergency and safety devices for crew platforms
- Stowage infrastructure
- Mooring adaptors
- Hybrid gravity systems

Regulatory Matters

Our activities and products are subject to regulation by various federal, state, and local laws, regulations, and government agencies, including licensing and permit requirements for launch and orbital operations.

The need to comply with new, evolving, or revised tax, environmental, aerospace safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Litigation

There are no lawsuits or other litigation pending, or to the Company's knowledge, threatened, against the Company.

MANAGEMENT

ABOVE is a Delaware corporation organized on Jun 16, 2022. Pursuant to the terms and conditions of its Articles of Incorporation and Bylaws, it is governed by a five member board of directors (the "Board"). The Board has not established any committees. Directors hold office until the election and qualification of their successors. Officers are appointed by the Board and serve at its discretion.

Directors, Officers & Key Employees

The directors and officers of the Company as of Sep 30, 2023 are listed below.

Name	Positions with the Company
Timothy Alatorre	Chairman of the Board, Chief Operating Officer, and Chief Financial Officer
Thomas R. Spilker	Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering
Rhonda Stevenson	Director, President, and Chief Executive Officer
Jeffrey Max	Director
Robert Miyake	Director and Systems Engineer
Jeffery Greenblatt	Vice President of Science and Research
Eric Ward	Vice President of Engineering Design



Timothy Alatorre, NCARB, age 43, co-founded ABOVE in Jun 2022 and its predecessor, Orbital Assembly, in Sep 2019. He brings more than 25 years of experience in business management, engineering, habitat design, and programming to his roles as Chairman of the Board, Chief Operating Officer, and Chief Financial Officer.

From Jan 2011 to Aug 2021, Mr. Alatorre consulted with the State of California as a Subject Matter Expert in architectural practice, law, and business management and from Jun 2018 to Aug 2021, he served as a planning commissioner and member of the architectural review committee for the City of Rocklin, California. Since Apr 2012, he has served in various capacities, including as Founder, CEO, COO, and Principal Architect, of Domum, an internationally recognized architecture firm based in Rocklin, California. There, he increased revenue by 240% and grew the startup firm to a multinational organization overseeing more than $320 million in construction projects annually. He has supervised the design and construction of over 600 structures and more than $1.5 billion in construction projects.

Mr. Alatorre is a licensed architect registered in several states and earned a BArch degree from California Polytechnic State University in San Luis Obispo in 2006.



Thomas R. Spilker, PhD, age 71, is a co-founder of ABOVE and Orbital Assembly and currently serves as the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. Dr. Spilker leads the Company's systems development activities, including the near-term Gravity Ring and the Voyager Space Station projects.

Beginning in 1991, he served as a scientist, engineer, and consultant at NASA's Jet Propulsion Laboratory, including 10 years as a Principal Space Flight Mission Architect (1991-2012). He worked on NASA's Voyager, Cassini, and Genesis missions, and was a co-investigator for the microwave instrument on the European Space Agency's Rosetta mission.

Dr. Spilker earned Ph.D. and MS degrees in electrical engineering from Stanford University in 1990 and 1983, respectively, and a BS (summa cum laude) in geophysics and computer science from Kansas State University in 1975.



Rhonda Stevenson, age 53, has served as President and Chief Executive Officer of ABOVE since its founding in Jun 2022. Ms. Stevenson joined Orbital Assembly in Jul 2021 as President and Chief Executive Officer after serving as a member of the company's executive advisory board and is responsible for driving sustainable commercial innovation in space habitation and construction. She has more than 20 years of business leadership and entrepreneurial experience in aerospace, startups, and franchises, and instills a passion for building successful relationships.

From Jan 2020 to Mar 2021, she served as Director of Public Relations, Marketing, and Media for the Kepler Space Institute of Bradenton, Florida, an accredited educational institution emphasizing the human side of space exploration and development. Since Jul 2015, Ms. Stevenson has headed the Tau Zero Foundation, a not-for-profit organization dedicated to developing the technologies that will enable humankind to become a permanent space-faring civilization. From Jun 2014 to Mar 2016, Ms. Stevenson served as Chief Promotions and Sales Officer for Deep Space Industries of San Jose, California. In Dec 2013, she founded the Space Mining and Resources Coalition, Inc. to serve as a liaison between the mining, petroleum, energy, and space development industries. Also in Dec 2013, Ms. Stevenson founded Blue Elysium Enterprises, LLC of Broomfield, Colorado, which provides strategic consulting to technology companies. She serves as CEO of both organizations.

She attended Metropolitan State University of Denver from 1989 to 1993.



Jeffrey Max, age 66, has served as a Director of the Company since Sep 2022. He is a turnaround executive, serial technology entrepreneur, and investor. In his career to date, Mr. Max has founded, built, incubated, and driven companies to multiple exits in the financial services, payments, mobile commerce, adtech, and aerospace industries.

From Sep 2022 to May 2023, he served as CEO of Ascent Solar Technologies, Inc. (NASD:ASTI), a leading provider of CIGS (copper indium gallium diselenide) solar technology. From Aug 2019 to March 2022, Mr. Max was Chairman and CEO of Agile Space Industries, Inc., an in-space propulsion solutions provider specializing in additively manufactured hypergolic chemical systems. During Mr. Max's tenure, Agile expanded into design and manufacturing, securing contracts to supply thrusters for multiple NASA lunar lander missions. Under Mr. Max's leadership, Agile grew from a team of 6 to over 60, and acquired Tronix3D, a contract-based additive manufacturer specializing in 3D printing of exotic metal alloys.

Since 2018, Mr. Max has been Senior Advisor at The Liiv Group, an investment firm headquartered in New York City with portfolio companies providing media production, marketing, and advertising services. Since 2016, he has been Managing Partner of La Plata Capital Partners LLC, a privately owned investment company. From March 2016 to Jul 2019, Mr. Max was CEO of Rezolve, Inc., a mobile commerce and mobile engagement firm. From Feb 2014 to Feb 2016, he was President of Powa Technologies, Inc., a defunct mobile commerce and e-commerce firm that was headquartered in London, United Kingdom. From Nov 2003 to Jan 2014, Mr. Max was CEO of Venda, Inc., an enterprise-class ecommerce software-as-a-service company that was acquired by NetSuite, now a subsidiary of Oracle Corporation (NYSE:ORCL). He served as Interim CEO of WhiteLight Technology from Nov 2002 to Sep 2003, Managing Director of PLR Advisors, Ltd. from Jan 2001 to Nov 2002, and Executive Vice President of International Development of OptiMark Technology, Inc. from Nov 1997 to Dec 2000.



Robert Miyake, age 86, has served as Systems Engineer and a Director of the Company since its inception in Jun 2022 and of Orbital Assembly since its founding in Sep 2019. Mr. Miyake has over 60 years of experience as an engineer working in aerospace and space operations, including dozens of successful missions. He came out of retirement to join Orbital Assembly after over 30 years at NASA's Jet Propulsion Laboratory where he was a lead thermal systems and systems engineer, working on design, test, and flight operations of spacecraft and flight instruments, including SeaSat, Topex MGS, IAE, WF/PC, and others. Prior to joining JPL in 1978, he worked at Lockheed Missile and Space Company on commercial and military aircraft. He started his career at Boeing Airplane Company in 1961, where he worked on many projects, including the 727 aircraft. Mr. Miyake completed graduate studies in mathematics, bioengineering, system engineering, and computer science and received a BS in mechanical engineering from San Jose State College in 1962.



Jeffery Greenblatt, PhD, age 52, is a co-founder of ABOVE and Orbital Assembly and currently serves as its Vice President of Science and Research. His responsibilities include project management, technical analysis, research, cost estimation, market assessment, and fundraising. He currently leads the Company's Pioneer-class Structural Truss Assembly Robot (PSTAR)/Gravity Ring project.

From Sep 2017 to Jun 2021, he served as Co-Founder and Chief Scientist for Spacexchange LLC of Charlotte, North Carolina and Portland, Oregon. In Jun 2016, Dr. Greenblat founded Emerging Futures, LLC, an environmental and space consultancy based in Portland, Oregon. From Oct 2009 to Mar 2018, he served as a Staff Scientist at Lawrence Berkeley National Laboratory. He has also served in various capacities for Google (2008-2009), the Environmental Defense Fund (2005-2008), Princeton University (2001-2005), and the NASA Ames Research Center (1999-2001).



Dr. Greenblatt earned a Ph.D. in chemistry from the University of California, Berkeley in 1999 and a BS in physics and chemistry from Haverford College in 1993.

Eric Ward, age 38, has served as Vice President of Engineering Design for ABOVE since its founding in Jun 2022. He joined Orbital Assembly, the Company's predecessor, in Sep 2020 as its Vice President of Engineering Design. He is an experienced systems engineer and entrepreneur who sees growing the private space industry as the next step to progressing humanity's future by venturing beyond the planet.

Since Jun 2019, Mr. Ward has served as Technical Advisor and Mechanical Design Lead for Berkelyn, a provider of cubesat constellations. From Jun 2016 to Sep 2020, he co-founded and served as CEO of Odyne Space, a start-up launch services provider for micro-satellites, and from Nov 2016 to Sep 2020, he also served as founder and CEO of Aten Engineering Inc., a startup focused on providing technical solutions in the areas of detection, discovery, follow-up, and characterization of near-Earth asteroids, with the goal of enabling in-space resource extraction and utilization. Since Jan 2011, he has served as Mechanical Design

Lead and Industry Mentor for the Portland State Aerospace Society, a not-for-profit, student-led organization affiliated with Portland State University the mission of which is to design and share knowledge for building low-cost rockets, satellites, engines, and liquid fuel engines. He has published and presented multiple papers on system architecture and the space industry. His Erdős number, which is derived from co-authoring mathematical papers, is 4.

Mr. Ward graduated from the Systems Design and Management program of the Massachusetts Institute of Technology in 2016 with a MS in engineering and management. He earned a BS in mechanical engineering from Oregon State University in 2007.

Compensation Policies

Overall, employees and independent contractors are compensated on an individual basis using various combinations of salary, wages, bonuses, consulting payments, benefits, time off, and equity grants. For the year ended June 30, 2023, the Company paid a total of $689,000 for the benefit of six full-time employees and 13 independent contractors, including $624,000 of salaries, wages, and consulting fees, $11,000 of bonuses, and $54,000 of benefits. Most medical and dental insurance premiums are paid for by the employee and may include their spouse and family at the employee's personal expense. Bonuses were paid to two employees during fiscal 2023 which had been previously approved in 2021 but deferred for payment.

The Company does not offer pension, retirement, or profit sharing at this time.

The Company does not have an incentive stock plan, non-equity incentive plan, or non-qualified deferred compensation plan, and consequently, there were no stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation earnings for any of our named executive officers outstanding as of the end of our last completed fiscal year.

Director Compensation

Non-full time employee directors are compensated in cash for each meeting attended at a rate of $5,000 per meeting, paid in cash of $500 and $4,500 of warrants. Regular board meetings occur every other month with brief update calls occurring in alternating months.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements", we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Employment Agreements

The following are summaries of our employment and consulting agreements with our named executive officers:

Rhonda Stevenson is currently the Company's President and Chief Executive Officer and a member of the Board of Directors. On Apr 1, 2021, the Company's predecessor entered into a three month consulting agreement with Ms. Stevenson calling for monthly base pay, reimbursement for pre-approved work related expenses, and performance based equity compensation. On Jul 1, 2021, at the close of the consulting agreement, Assembly entered into an employment agreement with Ms. Stevenson. Her compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice; the first was effective Dec 1, 2021 and the second on Apr 1, 2022, resulting in two raises. Her base compensation is currently 45% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until cancelled. If Ms. Stevenson's employment is terminated for reasons other than cause, she will receive no severance pay other than payout of accrued and unused vacation time.

Timothy Alatorre is currently the Company's Chairman of the Board, Chief Operating Officer, and Chief Financial Officer. On Feb 27, 2021, Assembly, the Company's predecessor, entered into an employment agreement with Mr. Alatorre. Mr. Alatorre's compensation includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice, effective Dec 1, 2021, and again on Apr 1, 2022, resulting in two raises to base salary. Mr. Alatorre's base compensation is currently 45% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until cancelled. If Mr. Alatorre's employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Thomas Spilker is currently the Company's Vice Chairman of the Board, Chief Technical Officer, and Vice President of Engineering. On Feb 27, 2021, Assembly entered into an employment agreement with Dr. Spilker. Dr. Spilker's compensation package includes a base annual salary, paid vacation time and holidays, and optional Company-subsidized insurance benefits. This agreement was amended twice with effective dates of Dec 1, 2021 and Apr 1, 2022. These amendments resulted in two raises to base. During the periods from Mar 18, 2021 to Jul 16, 2021 (120 days), and again from Apr 1, 2022 to Mar 14, 2023 (347 days), Dr. Spilker voluntarily agreed to defer 50% of his salary until such time as the Company had funds to pay it in full. ABOVE plans to start repayment of this deferred salary during fiscal 2024. Dr. Spilker's base compensation is currently 41% lower than the industry average for a position of this nature for similar companies according to Glassdoor's salary estimates.

The agreement is evergreen and continues until cancelled. If Dr. Spilker's employment is terminated for reasons other than cause, he will receive no severance pay other than payout of accrued and unused vacation time.

Limitation on Liability and Indemnification

The Company's certificate of incorporation, as amended from time to time, provides that, to the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Company's bylaws provide that it shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust, non-profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee, or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law.

Notwithstanding the preceding sentence, except as otherwise provided in the Company's bylaws, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding, or part thereof, commenced by such Indemnified Person only if the commencement of such proceeding, or part thereof, by the Indemnified Person was authorized in advance by the Board.

The Company general directors and officers ("D&O") insurance coverage through Hudson Excess Insurance Company, as well as coverage specific to offerings via Regulation CF through Tigermark.

CAPITALIZATION & OWNERSHIP

Capitalization

As of Jun 30, 2023, the Company had a total of $62,000 of debt outstanding as follows. For financial reporting purposes, this note was included in accounts payable and accrued expenses.

Type of debt	Promissory Note (the "Note")
Name of creditors	Thomas R. Spilker
Amount outstanding	$62,000
Interest rate & payment schedule	The Note does not bear interest
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	Issued in payment for back wages earned between Apr 2022 and Mar 2023; the Company anticipates that it will be able to repay the Note by Jun 30, 2024.

The Company is a Delaware corporation organized on Jun 16, 2022 and is governed by the terms and conditions of its Articles of Incorporation and Bylaws.

Under the provisions of such documents, as of Sep 30, 2023, ABOVE has two classes of capital stock authorized, issued, and outstanding as follows:

Class of security	Shares authorized	Shares issued and outstanding	Voting rights	Other rights
Preferred Stock	75,000,000	--	Note 1	Note 1
Common Stock	175,000,000	81,866,446	yes	none
Note 1 - The Company has not filed any certificates of designation to establish the rights and preferences of any preferred stock.				

The following table summarizes the issued and outstanding common equity capitalization of the Company as of Sep 30, 2023.

Common Equity Capitalization at September 30, 2023					
Holder (issue date)	Shares	Percent	Price/share ($)	Dollars	Percent
Founders (Sep 24, 2019).................	15,400,000	18.81%	0.00050	7,700	0.24%
Advisors & contractors (Dec 11, 2020)...............................	2,682,758	3.28%	0.01875	50,299	1.58%
Reg CF (Jun 16, 2021)......................	796,000	0.97%	1.25000	995,000	31.28%
SAFE conversion (Jun 16, 2021).....	161,638	0.20%	1.20546	194,848	6.13%
Advisors & contractors (Dec 31, 2021)...............................	131,398	0.16%	0.11842	15,560	0.49%
Reg CF (Jun 23, 2022)......................	631,309	0.77%	2.10000	1,325,750	41.68%
Equity comp (Sep 12, 2022).............	61,823,235	75.52%	0.00100	61,646	1.94%
Reg CF (Mar 17, 2023).....................	34,432	0.04%	2.10000	72,307	2.27%
Reg CF (Jul 1, 2023).......................	33,876	0.04%	2.10001	71,140	2.24%
Reg CF (Sep 1, 2023).......................	171,800	0.21%	2.25000	386,550	12.15%
Total......................................	81,866,446	100.00%	0.03885	3,180,800	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company as of Sep 30, 2023, after accounting for the common stock purchase warrants granted to the purchasers of Common Stock in the June 2021 and 2022 Regulation CF offerings.

Fully Diluted Ownership as of September 30, 2023						
	Common Stock		Common equivalents		Fully diluted	
Holder (issue date)	Shares, issued & outstanding	Percent	Warrants	Percent	Shares	Percent
Founders						
Timothy Alatorre.................................	12,429,443	15.18%	-	0.00%	12,429,443	15.15%
Thomas R. Spilker Revocable Living Trust.......................................	11,556,048	14.12%	-	0.00%	11,556,048	14.09%
The Jeffery and Noreen Buyers Greenblatt Family Trust.................	5,928,893	7.24%	-	0.00%	5,928,893	7.23%
Blincow Settlement Holding Trust..............................	15,129,630	18.48%	-	0.00%	15,129,630	18.44%
James Wolff...	4,420,254	5.40%	-	0.00%	4,420,254	5.39%
Subtotal..	49,464,268	60.42%	-	0.00%	49,464,268	60.30%
Other Investors						
Rhonda Stevenson.............................	11,063,084	13.51%	-	0.00%	11,063,084	13.49%
Jeffrey Max (1)....................................	-	0.00%	16,000	9.70%	16,000	0.02%
Robert Miyake (1)..............................	177,845	0.22%	16,000	9.70%	193,845	0.24%
Eric Ward...	1,836,876	2.24%	-	0.00%	1,836,876	2.24%
Others..	19,324,373	23.60%	-	0.00%	19,324,373	23.56%
$0.25 warrants (2)...........................	-	0.00%	66,716	40.44%	66,716	0.08%
$0.42 warrants (3)...........................	-	0.00%	66,262	40.16%	66,262	0.08%
Subtotal..	32,402,178	39.58%	164,978	100.00%	32,567,156	39.70%
Total..	81,866,446	100.00%	164,978	100.00%	82,031,424	100.00%

Notes
1 - Warrants issued for service on the Company's Board of Directors.
2 - Warrants issued to purchasers that participated in the June 2021 Regulation CF offering.
3 - Warrants issued to purchasers that participated in the June 2022 Regulation CF offering.

The following table sets forth information concerning the beneficial ownership[4] of our Common Stock as of Sep 30, 2023 for:
- Each director;
- Each holder of 20% or more;
- Our officers as set forth in the Management section; and
- The directors and officers as a group.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name and Principal Position of Beneficial Owner	Common Stock	
	Shares	Percent of Shares Outstanding
Timothy Alatorre.. Chairman of the Board, Chief Operating Officer & Chief Financial Officer	12,429,443	15.18%
Thomas R. Spilker.. Vice Chairman of the Board, Chief Technical Officer & VP of Engineering	11,556,048	14.12%
Rhonda Stevenson... Director, President & Chief Executive Officer	11,063,084	13.51%
Jeffrey Max... Director	16,000	0.02%
Robert Miyake... Director & Systems Engineer	193,845	0.24%
Jeffrey Greenblatt.. Vice President of Science & Research	5,928,893	7.24%
Eric Ward.. Vice President of Engineering Design	1,836,876	2.24%
All directors & officers as a group (7 persons)......................................	43,024,189	52.55%

---

[4] In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act of 1933, (the "Act"), a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) voting power which includes the power to vote, or to direct the voting of, such security; or 2) investment power which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person. Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement. Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Previous Exempt Offerings

Listed below are the exempt offerings conducted by ABOVE and Orbital Assembly from inception of the predecessor on Aug 21, 2019 to the date hereof.

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Opening date: Sep 1, 2023 Closing date: TBD	Up to 66,262 warrants expiring Jan 1, 2025 to purchase Common Stock at an exercise price of $0.42/shr	TBD	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Regulation CF
Opening date: Sep 1, 2023 Closing date: TBD	Up to 66,716 warrants expiring Jan 1, 2025 to purchase Common Stock at an exercise price of $0.25/shr	TBD	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Regulation CF
Opening date: Mar 17, 2023 Closing date: Sep 1, 2023	171,800 shares of Common Stock at $2.25/shr	$386,550	Manager compensation; general corporate and administrative expenses; orbital flight test hardware	Regulation CF
Opening date: Nov 22, 2022 Closing date: Mar 17, 2023	68,308 shares of Common Stock at $2.10/shr	$143,447	Manager compensation; general corporate and administrative expenses; business development; hardware testing at NASA Marshal Space Flight Center	Regulation CF
Opening date: Nov 8, 2021 Closing date: Jun 23, 2022	631,309 shares Common Stock at $2.10/shr	$1,325,750	Manager compensation; warehouse rental; DSTAR System decommissioning, transport, and storage; Pioneer station design, development, and engineering	Regulation CF
Opening date: Sep 12, 2022 Closing date: Sep 12, 2022	61,823,235 shares Common Stock at $0.001/shr	$61,646	Equity distributed to contractors, advisors, and other third parties as compensation	Rule 701
Opening date: Jan 1, 2021 Closing date: Dec 31, 2021	131,398 shares Common Stock at $0.11842/shr	$15,560	Advisor and contractor compensation	Rule 701
Opening date: Apr 1, 2021 Closing date: Jun 16, 2021	161,638 shares Common Stock at $1.20546/shr	$194,848	SAFE notes converted to Common Stock; designs and presentation materials for Voyager station; engineering and fabrication of DSTAR test article	Section 4(a)(2)
Opening date: Jan 27, 2021 Closing date: Jun 16, 2021	796,000 shares Common Stock at $1.25/shr	$995,000	Manager compensation; DSTAR demonstration, warehouse rental, DSTAR System components, PSTAR and Gravity Ring engineering and prototype, PSTAR and Gravity Ring fabrication, Observer Drone development and fabrication	Regulation CF
Opening date: May 24, 2020 Closing date: Dec 11, 2020	2,682,758 shares Common Stock at $0.01875/shr	$50,299	Advisor and contractor compensation	Rule 701

Offering dates	Security type	Money raised	Use of proceeds	Exemption from registration
Opening date: Sep 24, 2019 Closing date: Sep 24, 2019	15,400,000 shares Common Stock at $0.0005/shr	$7,077	Founders' stock	Rule 701

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by holders of such during a one-year holding period beginning when the securities were issued and ending on the first anniversary of such date, unless transferred:
1) To the Company;
2) To an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended;
3) As part of an offering registered with the SEC; or
4) To a *member of the family* of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances.

"Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal-equivalent, sibling, mother, father, daughter, son, sister, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

FINANCIAL INFORMATION

Material Changes & Other Information

In addition to the following information, please see the financial information listed on the cover page and the financial statements attached as Exhibit A, which are an important part of this annual report on Form C-AR and should be reviewed in their entirety.

On June 16, 2022, Above: Space Development Corporation ("ABOVE" or the "Company") was incorporated in Delaware, with 250,000,000 shares of capital stock authorized, of which 175,000,000 shares were designated as common, par value $0.001, and 75,000,000 shares were designated as preferred, with undesignated par value.

Also on June 16, 2022, Above: Orbital Inc. ("Orbital") was incorporated in Delaware with 1,000 common shares of stock authorized, par value $0.001, all of which were issued to and are owned by the Company, making Orbital a wholly-owned subsidiary of the Company.

On Sep 9, 2022, Orbital Assembly Corporation ("Assembly"), the predecessor of the Company, incorporated on Aug 21, 2019, in California, was merged with Orbital. As part of the merger, all outstanding equity interests of Assembly were exchanged for equity interests in the Company.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2023 have not yet been filed.

Operations

On May 17, 2023, the Company signed a five year Umbrella Space Act Agreement with NASA with the stated purpose "of collaborative analysis, development, and testing of technology related to the Above: Space Development Corporation Commercial Space Station concept".


NASA Space Act Umbrella Agreement (SAA)
ABOVE signed an Umbrella Space Act Agreement with NASA Marshall Space Flight Center. This prestigious agreement includes:
• High level access to all NASA MSFC state-of-the-art ecosystem, facilities, staff, technology and tools, for testing and de-risking ABOVE's platforms
• Collaborative resources for analysis, development, software and hardware testing
• New hybrid and microgravity applications alliance
• Cooperative innovative pressure vessels program
Copyright 2023, Above: Space Development Corporation
ABOVE

On Feb 17 and Mar 20, 2023, the Company was awarded two contracts from the US Air Force totaling $1,770,000 to develop technologies related to on-orbit structures and energy production.

During the year ended Jun 30, 2023, the Company became revenue positive for the first time, recording revenue of $1,087,000.

For the year, ABOVE recorded a net loss of $155,000, representing decreases of $394,000 and $1,213,000 from the $549,000 and $1,368,000 of net losses earned by the Company's predecessor for the six months ended June 30,2022 and the year ended December 31, 2021.

Based on its existing contracts and two planned orbital missions, the Company anticipates that it will be revenue positive for the fiscal year ending Jun 30, 2024.

Liquidity & Capital Resources

During fiscal 2024 ending June 30, the Company plans to sell additional common equity via exempt offerings.

On Sep 1, 2023, the Company completed its fourth Reg-CF offering of its Common Stock, raising $387,000 via the sale of 171,800 shares at a price of $2.25 per share. This transaction brought the total equity capital raised by ABOVE and its predecessor to $3,181,000 as of Sep 30, 2023. As of such date, there were a total of 81,999,424 common and common equivalent shares outstanding consisting of 81,866,446 shares and 132,978 warrants.

During the fiscal year ended June 30, 2023, the Company and its predecessor raised $530,000 of equity capital via the sale of 240,108 shares of common stock. For the period from inception of the Company's predecessor on Aug 21, 2019 to Jun 30, 2022, the Company and Assembly raised $2,723,000 via the sale or placement of 81,660,770 common shares

On Mar 20, 2023, the Company closed on a term note issuance facility with a private lender in a committed amount of up to $500,000 in total. Each advance matures 90 days after issuance and may be extended for an additional 90 day period. The facility is evergreen. Advances bear interest at an annual fixed rate of 14.092% and are secured by a pledge of receivables. As of Sep 30, and Jun 30, 2023, there were no amounts outstanding under the facility.

The Company does not have any additional sources of capital other than those indicated above.

Capital Expenditures & Other Obligations

The Company does not intend to make any material capital expenditures in the next 12 months.

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with "related persons". Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the period from the inception of Orbital Assembly on Aug 21, 2019 to the date hereof, the Company has had the following Related Person Transactions.

Between April 1, 2023 and September 1, 2023, Cooper Alatorre, the son of Tim Alatorre, the Company's Vice Chairman, COO, and CFO, was employed as a part-time intern at the Company's Huntsville facility. Cooper's assisted with move-in and facility set-up; and with fabrication, testing, and validation of test hardware for multiple programs. Cooper was an integral part of hardware testing at the NASA Marshall Space Flight Center in Huntsville, Alabama. For his services, Cooper Alatorre was paid $4,697. He is currently in his second year of university studies majoring in Mechanical Engineering at Brigham Young University, in Provo, Utah. His prior experience includes 5 years of machining and tooling. He has previously been employed with General Dynamics Corporation in Arkansas and Southern California, and with a machine shop in Northen California. He is fluent in both English and Japanese. It is expected that Cooper will continue to work with the company on a part-time basis assisting with various programs and initiatives.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Timothy Alatorre
Timothy Alatorre
Chairman of the Board, Chief Operating Officer, and Chief Financial Officer

/s/ Thomas R. Spilker
Thomas R. Spilker
Vice Chairman of the Board and Chief Technical Officer

/s/ Rhonda Stevenson
Rhonda Stevenson
Chief Executive Officer

/s/ Jeffrey Max
Jeffrey Max
Director

/s/ Robert Miyake
Robert Miyake
Director

EXHIBIT A - FINANCIAL STATEMENTS

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Independent Auditor's Report

SM CPAS, P.C.
10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \ FAX 914-397-1854

To the Board of Directors and Management of
Above: Space Development Corporation and Subsidiary

Opinion

We have audited the financial statements of Above: Space Development Corporation and Subsidiary, which comprise the consolidated balance sheet as of June 30, 2023 and the related consolidated statement of operations, changes in shareholders' equity, and cash flows for the fiscal year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Above: Space Development Corporation and Subsidiary as of June 30, 2023, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has not yet commenced its principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Above: Space Development Corporation and Subsidiary and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing Above: Space Development Corporation and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.



SM CPAS, P.C.

SMCPAS,PC
White Plains, New York
September 28, 2023

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Balance Sheets

	Above: Space Development Corporation The Company		Orbital Assembly Corporation The Predecessor	
	At June 30, 2023	At June 30, 2022	At June 30, 2022	At December 31, 2021
	audited	*unaudited*	*unaudited*	*audited*
Assets				
Current assets				
Cash and cash equivalents…...............................	$ 685,462	$ -	$ 521,642	$ 315,432
Accounts receivable…........…...........................	90,254	-	-	-
Prepaid expenses and other…............................	66,375	-	59,665	44,674
Total current assets…....…................................	842,091	-	581,307	360,106
Total assets…..….......................................	$ 842,091	$ -	$ 581,307	$ 360,106
Current liabilities				
Accounts payable and accrued expenses…...........	$ 151,080	$ -	$ 66,767	$ 43,922
Due to related party…....…................................	-	-	10,333	$ -
Total current liabilities…....…...........................	151,080	-	77,100	43,922
Long term liabilities				
Employee benefits liability…....….......................	1,089	-	(5,470)	10,857
Total long term liabilities…....….......................	1,089	-	(5,470)	10,857
Total liabilities…....…...................................	152,169	-	71,630	54,779
Stockholders' equity				
Preferred Stock				
At June 30, 2023 and 2022				
75,000,000 shares authorized,				
undesignated par value,				
no shares issued and outstanding….................	-	-	na	na
Common Stock				
At June 30, 2023 and 2022				
175,000,000 shares authorized,				
par value of $0.001 per share,				
81,660,770 and 0 shares issued and				
outstanding, respectively…...........................	19,980	-	na	na
At June 30, 2022 and December 31, 2021				
106,000,000 shares authorized,				
par value of $0.0001 per share,				
99,015,531 and 95,858,983 shares issued				
and outstanding, respectively….....................	na	-	11,244	11,050
Additional paid-in capital…....….........................	2,868,155	-	2,587,459	1,772,903
Retained earnings (deficit)…....….......................	(2,198,213)	-	(2,089,026)	(1,478,626)
Total stockholders' equity….........................	689,922	-	509,677	305,327
Total liabilities and equity….........................	$ 842,091	$ -	$ 581,307	$ 360,106

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations

	Above: Space Development		Orbital Assembly	
	Year ended June 30, 2023	**Period (14 days) from June 16, 2022 to June 30, 2022**	**Six months from January 1, 2022 to June 30, 2022**	**Year ended December 31, 2021**
	audited	*unaudited*	*unaudited*	*audited*
Revenue	$ 1,086,747	$ -	$ 2,133	$ -
Cost of goods sold	4,046	-	2,025	-
Gross profit	1,082,701	-	108	-
Operating expenses				
Employee wages and related costs	581,508	-	315,574	446,956
Marketing events	50,399	-	51,653	152,232
Engineering and development	124,749	-	8,125	128,805
Professional fees and consulting	290,355	-	141,543	-
Rent and overhead expense	87,067	-	35,372	423,565
Reimbursable expenses	25,621	-	7,366	-
Bank charges	15,820	-	115	-
Insurance expense	17,651	-	4,890	-
Travel expense	25,850	-	9,240	-
Office expense	22,454	-	2,417	-
General and administrative	-	-	35,000	217,348
Total	1,241,474	-	611,295	1,368,906
Operating loss	(158,773)	-	(611,187)	(1,368,906)
Other (income) expense				
Interest income	-	-	-	-
Interest expense	-	-	-	-
Other income	(3,819)	-	(787)	(512)
Other expense	-	-	-	-
Other income (expense), net	(3,819)	-	(787)	(512)
Net loss	$ (154,954)	$ -	$ (610,400)	$ (1,368,394)

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock			Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares		Amount			
Orbital Assembly Corporation						
Balances at December 31, 2021 (audited).....	95,858,983	$	11,050	$ 1,772,903	$ (1,478,626)	$ 305,327
Issuance of shares...................	3,156,548	$	194	$ 814,556	$ -	$ 814,750
Net loss..............................	-		-	-	(610,400)	(610,400)
Balances at June 30, 2022 (unaudited).........	99,015,531	$	11,244	$ 2,587,459	$ (2,089,026)	$ 509,677
Adjustments due to merger with Above: Space Development Corporation on September 9, 2022............	(99,015,530)	$	(11,243)	$ (2,587,459)	$ 2,089,026	$ (509,676)
Balances at September 9, 2022 (unaudited)..	1	$	1	$ -	$ -	$ 1
Above: Space Development Corporation						
Balances at inception on June 16, 2022.........................	-	$	-	$ -	$ -	$ -
Net loss..............................	-	$	-	$ -	$ -	$ -
Balances at June 30, 2022 (unaudited).........	-	$	-	$ -	$ -	$ -
Issuance of shares and adjustments in re merger Orbital Assembly Corporation on September 9, 2022............	81,554,370		19,856	2,606,861	(2,043,259)	583,458
Issuance of shares in calendar Q1 2023..................	106,400		124	261,294	-	261,418
Net loss..............................	-		-	-	(154,954)	(154,954)
Balances at June 30, 2023 (audited)............	81,660,770	$	19,980	$ 2,868,155	$ (2,198,213)	$ 689,922

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows

	Above: Space Development		Orbital Assembly	
	Year ended June 30, 2023	**Period (14 days) from June 16, 2022 to June 30, 2022**	**Six months from January 1, 2022 to June 30, 2022**	**Year ended December 31, 2021**
	audited	*unaudited*	*unaudited*	*audited*
Cash flows from operating activities				
Net loss…………………………………………… $	(154,954) $	- $	(610,400) $	(1,368,394)
Changes in assets and liabilities:				
Accounts receivable…………………………	(90,254)	-	-	(1,974)
Prepaid expenses and other………………………	11,646	-	14,991	-
Accounts payable and acrued expenses…………	5,460	-	22,845	54,779
Cash provided by (used for) operating activities……………………………	(228,102)	-	(572,564)	(1,315,589)
Cash flows from financing activities				
Shareholder contributions……………………………	423,484	-	778,774	1,616,063
Cash provided by (used for) financing activities………………………………	423,484	-	778,774	1,616,063
Net cash flow………………………………………… $	195,382 $	- $	206,210 $	300,474
Cash				
Beginning of period……………………………………… $	490,080 $	- $	315,432 $	14,958
Net cash flow………………………………………	195,382	-	206,210	300,474
End of period………………………………………… $	685,462 $	- $	521,642 $	315,432
Supplemental Disclosures				
Cash paid for interest expense……………………… $	7,478 $	- $	- $	-
Cash paid for income taxes………………………… $	1,852 $	- $	- $	1,705

See accompanying Notes to Financial Statements

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Notes to Financial Statements
For the fiscal year ended June 30, 2023

Note 1. Nature of Business & Significant Accounting Polices

Nature of Business

As of the date of these financial statements Above: Space Development Corporation (“the Company”) is a corporation formed on June 16, 2022 under the laws of the State of Delaware, and is headquartered in Huntsville, Alabama. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Above: Space Development Corporation has a wholly owned subsidiary, Above: Orbital Inc., which was formed on June 16, 2022.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is June 30. Financial statements from its subsidiary, Above: Orbital Inc. are consolidated with the parent company for purposes of this audit.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended June 30, 2023, the Company adopted Accounting Standards Update (ASU) 2014- 01, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $1,086,747 in revenue, and has executed multiple revenue-producing contracts with US Department of Defense customers with anticipated revenue of over $844,700 in the coming fiscal year.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3:   Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash & Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance.

At June 30, 2023, the Company had $90,254 in outstanding accounts receivable balances. The Company does not believe any allowance for uncollectible accounts is necessary at this time.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary.

During the period ended June 30, 2023, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising Costs

The Company's advertising costs are expensed as incurred.

During the period ended June 30, 2023, the Company recognized $44,283 in advertising costs.

Research & Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Development costs for the year ended June 30, 2023 were $124,748.

Shipping & Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

T The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the States of California, Alabama and Delaware which have similar statutes. As such, all tax years are open since the Company's inception.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2.   Going Concern & Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses during the period of approximately $154,954, and recently commenced revenue generating operations, which, among other factors, introduces risk related to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale of equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

Under its former entity, Orbital Assembly Corporation, the Company completed an offering under Regulation CF with a registered funding portal in the second quarter of 2022 raising a total of $1,325,750. In the first quarter of 2023, under the current entity, Above: Space Development Corporation, the company initiated an offering under Regulation CF raising a total of $143,447. Following that raise, the company initiated an offering under Regulation CF, which included terms to grant warrants for former Regulation CF investors. As of July 17, 2023, this raise had $372,150 in commitments.

The Company intends to conduct additional offerings under Regulation D and Regulation CF with a registered funding portal in the latter half of 2023. The Company is also pursuing grant opportunities through various U.S. Government agencies, as well as Government-backed loan guarantees and private debt financing.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3.   Commitments & Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4.   SAFE Agreements

As of the end of the period, the Company had no SAFE agreements.

Note 5.   Shareholders' Equity

During the fiscal year, the former entity, Orbital Assembly Corporation's assets were merged with a newly formed entity, Above: Orbital Inc., which was incorporated as a wholly-owned subsidiary of Above: Space Development Corporation. Above: Orbital Inc. was incorporated with 1,000 common shares of stock authorized, par value $.001, all of which are issued and owned by Above: Space Development Corporation.

As part of the merger, the Boards of Directors of Orbital Assembly Corporation and Above: Space Development Corporation, authorized the transfer of all investor equity outstanding in Orbital Assembly Corporation to Above: Space Development Corporation at a ratio of 5:1.

Above: Space Development Corporation has 175,000,000 shares of common stock authorized, par value $0.001, and 75,000,000 of preferred stock authorized. During the period from January 1, 2022 to June 30, 2023, the Company issued an aggregate of 62,311,668 shares, valued at the current total Fair Market Value of $140,201,253. Equity was distributed to officers, employees, contractors, advisors, and to third parties through Regulation CF rounds. The Company has reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

A 409A valuation was performed by Carta Inc. with an effective date of January 13, 2023, setting a Fair Market Value of the equity at $2.10 per share. After the valuation, the company won two contract awards from the U.S. Department of Defense totaling over $1.77 million and the Board of Directors authorized the sale of equity at $2.25 per share.

Note 6.   Subsequent Events

The Company has evaluated subsequent events through September 28, 2023, the date these financial statements were available to be issued, there are no subsequent events that have occurred.

Supplemental Information

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Balance Sheet

	As of June 30, 2023			
	Parent Above: Space Development Corporation	**Subsidiary Above: Orbital Inc**	**Eliminations**	**Above: Space Development Corporation Consolidated**
Assets				
Current assets				
Cash and cash equivalents……………………………	168,578	516,884	-	685,462
Accounts receivable…………………………………	-	90,254	-	90,254
Prepaid expenses……………………………………	-	66,375	-	66,375
Investment in Above: Orbital…………………………	2,607,763	-	(2,607,763)	-
Due from Above: Orbital………………………………	124,389	-	(124,389)	-
Total assets…………………………………………	2,900,730	673,513	(2,732,152)	842,091
Liabilities				
Current liabilities				
Accounts payable and accrued expenses……………	-	151,080	-	151,080
Due to Above: Space Development Corporation…….	-	124,389	(124,389)	-
Total current liabilities…………………………………	-	275,469	(124,389)	151,080
Long term liabilities				
Employee benefits liability……………………………	-	1,089	-	1,089
Total long term liabilities………………………………	-	1,089	-	1,089
Total liabilities……………………………………………	-	276,558	(124,389)	152,169
Stockholders' equity				
Common Stock…………………………………………	19,980	1	(1)	19,980
Additional paid-in capital……………………………	2,925,502	2,550,415	(2,607,762)	2,868,155
Retained earnings (deficit)…………………………	(44,752)	(2,153,461)	-	(2,198,213)
Total equity……………………………………………	2,900,730	396,955	(2,607,763)	689,922
Total liabilities and equity…………………………	2,900,730	673,513	(2,732,152)	842,091

ABOVE: SPACE DEVELOPMENT CORPORATION AND SUBSIDIARY
Consolidating Statement of Operations

	For year ended June 30, 2023			
	Above: Space Development Corporation	Above: Orbital Inc	Eliminations	Above: Space Development Corporation Consolidated
Revenue..	$ -	$ 1,086,747	$ -	$ 1,086,747
Cost of goods sold...	-	4,046	-	4,046
Gross profit..	-	1,082,701	-	1,082,701
Operating expenses				
Employee wages and related costs.........................	-	581,508	-	581,508
Marketing events...	-	50,399	-	50,399
Engineering and development...............................	-	124,749	-	124,749
Professional fees and consulting...........................	28,532	261,823	-	290,355
Rent and overhead expense.................................	29	87,038	-	87,067
Reimbursable expenses.....................................	-	25,621	-	25,621
Bank charges..	15,425	395	-	15,820
Insurance expense...	-	17,651	-	17,651
Travel expense..	-	25,850	-	25,850
Office expense..	779	21,675	-	22,454
Total operating expenses................................	44,765	1,196,709	-	1,241,474
Operating income (loss)...............................	(44,765)	(114,008)	-	(158,773)
Other income..	(13)	(3,806)	-	(3,819)
Net income (loss).....................................	$ (44,752)	$ (110,202)	$ -	$ (154,954)